Exhibit 99.1

HUB Security provides an update on the 2023 Annual Report.

Tel Aviv, Israel, May 23, 2024 (GLOBE NEWSWIRE) -- via IBN -- HUB Cyber Security Ltd. (Nasdaq: HUBC), a developer of confidential computing cybersecurity solutions and advanced data services (“HUB” or the “Company”), today announced that it requires additional time to complete the audit of its annual financial statements and file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”) with the Securities and Exchange Commission (“SEC”).

Additional time is required primarily due to the recent strategic acquisition of QPoint and the Company’s efforts to finalize a debt restructuring. These milestones are expected to bolster the Company’s financial stability and enhance its operational capabilities.

The Company has received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating non-compliance with Nasdaq Listing Rule 5250(c)(1) due to the delay. Importantly, this notice does not immediately affect the listing or trading of HUB’s securities, which will continue on Nasdaq as long as other listing requirements are met.

Under the Nasdaq Listing Rules, the Company has 60 calendar days, or until July 19, 2024, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, then it may grant an exception of up to 180 calendar days from the original due date of the Annual Report or until November 11, 2024. While there is no guarantee that Nasdaq will accept the plan or grant an extension, the Company is optimistic about meeting these requirements.

For further information or inquiries, please contact: info@hubsecurity.com

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to pay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iii) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (iv) the ability to cure and meet stock exchange continued listing standards; (v) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (vi) the ability of HUB Security to retain its management and key employees; and (vii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

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